EXHIBIT 2(k)(2)

January 1, 2026

To the Trustees of:

Corient Registered Alternatives Fund
830 Brickell Plaza, Suite 4800
Miami, Florida 33131

Re:  Expense Limitation Agreement
With reference to (a) the Investment Advisory Agreement entered into by Segall Bryant & Hamill, LLC (the “Adviser”) with Corient Registered Alternatives Fund (the “Fund”) on August 12, 2025, and (b) the Expense Limitation Agreement dated as of November 15, 2024 (the "Prior Expense Limitation Agreement"), we hereby notify you as follows:

1.    From January 1, 2026 up to and including December 31, 2026, the Adviser agrees to reimburse the Fund’s initial organizational and offering costs incurred prior to launch, as well as the Fund’s operating expenses on a monthly basis to the extent that the Fund’s total annualized fund operating and ongoing offering expenses on a monthly basis exceed 1.70% of the month-end net asset value of the Fund.

2.    This letter agreement excludes (a) expenses directly related to the costs of making investments, including interest and structuring costs for borrowings and line(s) of credit, taxes and brokerage costs, (b) acquired fund fees and expenses, (c) the Fund’s proportionate share of expenses related to direct investments, (d) litigation and extraordinary expenses, (e) the Adviser incentive fee, (f) any subadvisory fees (including incentive fees) payable to or expenses of the Fund’s subadviser, and (g) any placement fees.

3.    The Adviser shall be permitted to recover fees and expenses it has waived or borne subsequent to the effective date of this letter agreement (whether through reduction of its management fee or otherwise) (an “Adviser Recoupment”) in later periods subject to the conditions that: (a) the Fund is not obligated to pay any such reimbursed fees or expenses more than three years after the date on which the fee or expense was borne by the Adviser, and (b) the Adviser Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the expense cap.

4.    The parties hereto acknowledge that, pursuant to the Prior Expense Limitation Agreement, the Adviser is permitted to recover fees and expenses it has waived or borne pursuant to the Prior Expense Limitation Agreement from the Fund to the extent that the Fund’s expenses fall below the annual rate set forth in the Prior Expense Limitation Agreement pursuant to which such fees and expenses were waived or borne; provided, however, that (a) the Fund is not obligated to pay any such reimbursed fees or expenses more than three years after the date on which the fee or expense was borne by the Adviser, and (b) such payments do not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the expense cap.

5.    During the periods covered by this letter agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” trustees of the Fund (as defined under the Investment Company act of 1940, as amended (the “1940 Act”)).

6.    We understand and intend that you will rely on this undertaking in preparing and filing the Confidential Private Placement Memorandum on Form N-2 for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

                                       Segall Bryant & Hamill, LLC

                                       By: /s/ Carolyn Goldhaber
      Name: Carolyn Goldhaber
      Title: President

ACCEPTED AND AGREED TO ON BEHALF OF:

Corient Registered Alternatives Fund

By: /s/ Paul Platkin
      Name: Paul Platkin
      Title: President